

May 19, 2015

John W. Blenke
Executive Vice President, Corporate General Counsel and Corporate Secretary
TransUnion
555 West Adams Street
Chicago, Illinois 60661

  Re: **TransUnion**
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed March 30, 2015
    File No. 333-182948

Dear Mr. Blenke:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Larry Spirgel

          Larry Spirgel
          Assistant Director

cc: Richard A. Fenyes, Esq.